SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
_____________

THE GREATER CHINA FUND, INC.
(Name of Subject Company (Issuer))
_____________

THE GREATER CHINA FUND, INC.
(Name of Filing Person (Offeror))
_____________

Common Stock, par value $0.001 per share
(Title of Class of Securities)
_____________

39167B102
(CUSIP Number of Class of Securities)
_____________

Deborah A. Docs
c/o Prudential Investments LLC
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102
(973) 367-7521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$72,655,989	$8,435.36

_____________

(1)	Calculated as the aggregate maximum purchase price to be paid for 6,067,002 shares in the offer, based upon a price of 98% of the Fund’s net asset value per share of $12.22 on September 14, 2011.

(2)	Calculated as $116.10 per $1,000,000 of Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,435.36	Filing Party: The Greater China Fund, Inc.
Form or Registration No.: SC TO-I.	Date Filed: September 16, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No.2 (the “Amendment No.2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 16, 2011 (as amended and supplemented by Amendment No.1 filed on September 27, 2011) (the “Schedule TO”) by The Greater China Fund, Inc., a Maryland corporation (the “Fund”), to repurchase for cash up to 6,067,002 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated September 16, 2011, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), which were filed as exhibits to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Repurchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No.2, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All capitalized terms used in this Amendment No.2 without definition have the meanings ascribed to them in the Schedule TO.

Item 6.              Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Fund is aware of the recent press release by City of London Investment Management Company Limited (“COL”), the Fund’s largest stockholder, announcing that it will not tender its shares in the Tender Offer.  The Fund is also aware of other statements by COL in that press release.  The Fund’s policy is not to comment on rumors.  However, in light of the Fund’s ongoing tender offer, the specificity of the details in the statements made by COL and the size of COL’s beneficial ownership of the Fund, the Fund believes it is important to make a one-time exception to its policy.  The Fund has not received a proposal to merge with any other closed end fund and does not expect to receive any such proposal in the near future.  The Fund does not intend to update this statement except as required by applicable law, including the rules and regulations applicable to tender offers.

On October 12, 2011, the Fund issued a press release containing the above statements. The full text of the press release issued by the Fund is set forth as Exhibit (a)(8) hereto and is incorporated by reference herein.”

Item 12.            Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(8)           Press Release issued by the Fund dated October 12, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREATER CHINA FUND, INC.

By:        /s/ Grace C. Torres
Name:   Grace C. Torres
Title:     Treasurer and Principal Financial Officer

Dated:  October 12, 2011

Exhibit List

(a)(1)	Offer to Repurchase, dated September 16, 2011*.
(a)(2)	Form of Letter of Transmittal*.
(a)(3)	Form of Notice of Guaranteed Delivery*.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(6)	Text of Letter to Stockholders of the Fund dated September 16, 2011*.
(a)(7)	Press Release issued by the Fund dated September 16, 2011*.
(a)(8)	Press Release issued by the Fund dated October 12, 2011.

*	Previously filed on September 16, 2011.